

September 4, 2014

Via Email
Robert R. Chai-Onn
Executive Vice President, General Counsel, and Chief Legal Officer
Valeant Pharmaceuticals International, Inc.
2150 St. Elzéar Blvd. West
Laval, Québec
Canada, H7L 4A8

> **Re:** **Valeant Pharmaceuticals International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 25, 2014**
> **File No. 333-196856**
>
> **Amendment No. 2 to Schedule TO**
> **Filed August 25, 2014**
> **File No. 005-40724**
>
> **Revised Preliminary Proxy Statement on Form PRER14A**
> **Filed August 25, 2014**
> **File No. 001-14956**

Dear Mr. Chai-Onn:

We have reviewed your filings as indicated above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Background of the Offer, page 38

1. We note your response to prior Comment 4. Please further revise your disclosure to identify the specific categories of information covered under the negotiated expansion of the confidentiality agreement between Valeant and Pershing Square.

2.   We note your response to prior Comment 6 and your statement that the historical information provided to Pershing Square by Valeant has subsequently been reflected in Valeant's quarterly results. We also note your statement that the forecast information provided to Pershing Square was consistent with Valeant's published guidance at the time it was provided and has since been superseded by Valeant's current guidance. Please revise your disclosure to include representations reflecting both of these highlighted statements in the prospectus, including a representation that in your view, this information is not material to shareholders for the reasons stated.

Reasons for the Offer, page 51

3.   We note your response to prior Comment 10. As requested by our prior comment, please revise your disclosure in Form S-4 to include the information provided in your response with respect to the basis for your run rate expectations for the combination of Valeant and Allergan.

4.   We note your response to prior Comment 11. Please revise your disclosure in Form S-4 to include the information provided in your response with respect to the belief that your integration of prior acquisitions and, in particular, your integration of B&L, translates to your ability to successfully integrate Allergan.

You may contact Kei Nakada at (202) 551-3659 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or Christina Chalk at (202) 551-3263 with any other questions. In this regard, please also feel free to contact me at (202) 551- 3715.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey Riedler
Assistant Director

cc: Via Email
        Alison S. Ressler
        Sullivan & Cromwell LLP